UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)

Yuma Energy, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

98872F10 5
(CUSIP Number)

Reid. A Godbolt, Esq. Jones & Keller, P.C. 1999 Broadway, Suite 3150 Denver, Colorado 80202
(303) 573-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98872F10 5

1	NAMES OF REPORTING PERSONS: Sam L. Banks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) [ ] (b) [ ]
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions): OO – merger transaction
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 2,102,138
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 2,077,018
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,111,648
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.29% (1)
14	TYPE OF REPORTING PERSON (See Instructions): IN
_________________

(1)
This calculation is based on 12,200,974 shares of common stock, $0.001 par value per share (“Common Stock”), of Yuma Energy, Inc., a Delaware corporation (the “Company”), outstanding as of October 26, 2016 after giving effect to the reincorporation of the Company from California to Delaware, including the reverse stock split of 1-for-20 and the merger (the “Merger”) of Yuma Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of the Company, with and into Davis Petroleum Acquisition Corp., a Delaware corporation (“Davis”), as reported in the Current Report on Form 8-K (the “Report”) filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 1, 2016.

Item 1.    Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of Yuma Energy, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1177 West Loop South, Suite 1825, Houston, Texas 77027.

Item 2.    Identity and Background.

(a)
This Schedule 13D is being filed by Sam L. Banks (the “Reporting Person”).

(b)
The principal business address of the Reporting Person is 1177 West Loop South, Suite 1825, Houston, Texas 77027.

(c)
The Reporting Person is a Director, President and Chief Executive Officer of the Company. The Company’s principal executive offices are located at 1177 West Loop South, Houston, Texas 77027. The principal business of the Company is a U.S.-based oil and gas company focused on the exploration for, and development of, conventional and unconventional oil and gas prospects.

(d)
The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
The Reporting Person is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the securities of the Company on October 26, 2016 in connection with the reincorporation of the Company from California to Delaware, whereby Yuma Energy, Inc., a California corporation (“Yuma California”), merged with and into the Company, with the Company surviving the merger and effected a reverse stock split of 1-for-20 (the “Reincorporation Merger”), and subsequently, Yuma Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (the “Merger Subsidiary”), merged with and into Davis Petroleum Acquisition Corp., a Delaware corporation (“Davis”), with Davis surviving the merger as a wholly-owned subsidiary of the Company (the “Merger”) pursuant to that certain Agreement and Plan of Merger and Reorganization dated as of February 10, 2016 and as amended on September 2, 2016 (the “First Amendment”) (as amended, the “Merger Agreement”), by and among the Company, Yuma California, Merger Subsidiary and Davis. The Merger Agreement further resulted in a change of control of the Company. Four of the seven directors on the board of directors of the Company were nominated by Davis.

Pursuant to the Reincorporation Merger, each share of common stock, no par value per share (“Yuma California Common Stock”), of Yuma California, was exchanged for one-twentieth of one share of common stock, $0.001 par value per share (the “Common Stock”), of the Company. The offer and sale of the Common Stock issued in the Reincorporation Merger was registered under the Securities Act of 1933, as amended (the “Securities Act”), on the registration statement on Form S-4 (File No. 333-212103), originally filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2016 by the Company.

Upon consummation of the Reincorporation Merger, the Reporting Person received a total of 2,077,018 shares of Common Stock in exchange for his shares of Yuma California Common Stock. In addition, the Company assumed the Reporting Person’s outstanding Yuma California restricted stock awards, which were exchanged for restricted stock awards denominated in shares of Common Stock in the aggregate amount of 25,120 restricted shares of Common Stock, subject to vesting as follows: 1,893 shares vest on January 1, 2017, 11,614 shares vest on May 31, 2017, and 11,613 shares vest on May 31, 2018. The Company also assumed the Reporting Person’s outstanding Yuma California stock appreciation right award, which was exchanged for a stock appreciation right award denominated in shares of Common Stock in the aggregate amount of 28,530 stock appreciation rights (“SARs”) with an exercise price of $12.10, subject to vesting as follows: 9,510 SARs vested on May 31, 2016, 9,510 SARs vest on May 31, 2017, and 9,510 SARs vest on May 31, 2018.

The foregoing description of the Merger Agreement and the First Amendment do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the First Amendment, which are attached hereto as Exhibit 1 and Exhibit 2, respectively, and are incorporated herein by reference.

Item 4.    Purpose of Transaction.

The Reporting Person acquired the Common Stock reported herein for investment purposes and as part of his compensation for serving as President and Chief Executive Officer of the Company. The Reporting Person intends to review his investment in the Company from time to time and, depending on market conditions and other factors that the Reporting Person may deem material in making his investment decision, the Reporting Person may make purchases or sales of Common Stock in open market or private transactions, sell all or any portion of the Common Stock the Reporting Person has or subsequently acquires in open market or private transactions, or take other steps to increase or decrease his investment in the Company. The Reporting Person may in the future acquire, restricted stock awards, stock appreciation rights, stock options, restricted stock units or other rights to acquire securities of the Company in the ordinary course of business in connection with his service as an executive officer of the Company.

The Reporting Person is the President and Chief Executive Officer of the Company and serves as a member of the board of directors of the Company, and in such capacities, the Reporting Person will take an active role in working with the Company’s other management members on operational, financial and strategic initiatives and may be involved from time to time in the consideration of matters specified in the next sentence on behalf of the Company. Except as set forth herein, as of the date hereof, there are no plans or proposals that the Reporting Person has that relate to or would result in (a) the acquisition of securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation, bylaws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration under the Exchange Act of 1934, as amended (the “Exchange Act”); or (j) any action similar to any of the matters enumerated above.

Item 5.    Interest in Securities of the Issuer.

(a) and (b)
 The Reporting Person is the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 2,111,648 shares of Common Stock (which includes 25,120 restricted shares of Common Stock subject to restricted stock awards and 9,510 SARs which are vested and exercisable), which represents approximately 17.29% of the outstanding shares of Common Stock as reported in the Company’s Current Report on Form 8-K filed on November 1, 2016 with the SEC. Of the 2,111,648 shares of Common Stock, (i) 25,120 shares are subject to restricted stock awards assumed by the Company upon the consummation of the Reincorporation Merger and vest as follows: 1,893 shares vest on January 1, 2017, 11,614 shares vest on May 31, 2017, and 11,613 shares vest on May 31, 2018; and (ii) and 9,510 SARs which are vested and exercisable. The Reporting Person has sole power to vote or direct the vote of 2,102,138 shares of Common Stock. The Reporting Person has sole power to dispose or to direct the disposition of 2,077,018 shares of Common Stock. The Reporting Person has sole voting, but not dispositive, power with respect to 25,120 restricted shares of Common Stock that will vest as set forth above.

(c)	Except as set forth in Item 3 above, the Reporting Person has not effected any transaction in the shares of Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As required under the Merger Agreement, on October 26, 2016, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Reporting Person and certain other stockholders of the Company, pursuant to which the Company agreed to register, at its cost, with the SEC the resale of the Common Stock issued to such holders of Common Stock and the Common Stock issued upon conversion of the Series D Convertible Preferred Stock, $0.001 par value per share, of the Company (the “Series D Preferred Stock”). The Company has agreed to file a shelf registration statement (the “Shelf Registration Statement”) with the SEC within 180 days after the closing of the Merger. The parties to the Registration Rights Agreement may request registration no more than three times during any twelve (12) consecutive months of shares having an estimated offering price of greater than $5.0 million. No request may be made after the fourth anniversary of the effectiveness of the Shelf Registration Statement. In addition, if the Company files a registration statement within four years of the effectiveness of the Shelf Registration Statement, it must offer to the parties to the Registration Rights Agreement the opportunity to include the resale of their shares in the registration statement, subject to customary qualifications and limitations. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated by reference herein.

As required under the Merger Agreement, on October 26, 2016, the Company entered into a Lock-up Agreement (the “Lock-up Agreement”) with the Reporting Person and the other stockholders party to the Registration Rights Agreement (collectively, the “Lock-up Persons”), pursuant to which the Lock-up Persons are restricted for a period of 180 days (the “Lock-up Period”) after the closing of the Merger from offering, pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant to purchase, lending or otherwise transferring or disposing of any shares of Common Stock, Series D Preferred Stock or any other class of the Company’s capital stock (collectively, “Capital Stock”) or any other securities convertible into or exercisable or exchangeable for any Capital Stock, whether now owned or hereafter acquired by the Lock-up Person during the Lock-Up Period or with respect to which the undersigned has or hereafter acquires the power of disposition during the Lock-Up Period, or enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequence of ownership of any Capital Stock or any securities convertible into or exercisable or exchangeable for any Capital Stock. The foregoing restrictions do not apply to certain other transfers customarily excepted. The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-up Agreement, a copy of which is attached hereto as Exhibit 4 and is incorporated by reference herein.

Other than as described in this Schedule 13D and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Company.

Item 7.    Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1
Agreement and Plan of Merger and Reorganization dated as of February 10, 2016, by and among Yuma Energy, Inc., Yuma Delaware Merger Subsidiary, Inc., Yuma Merger Subsidiary, Inc. and Davis Petroleum Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by Yuma Energy, Inc. (SEC File No.: 001-32989) with the SEC on February 16, 2016).

2
First Amendment to the Agreement and Plan of Merger and Reorganization dated as of September 2, 2016, by and among Yuma Energy, Inc., Yuma Delaware Merger Subsidiary, Inc., Yuma Merger Subsidiary, Inc. and Davis Petroleum Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Yuma Energy, Inc. (SEC File No.: 001-32989) with the SEC on September 6, 2016).

3	Registration Rights Agreement dated October 26, 2016 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Registrant with the SEC on November 1, 2016)

4	Lock-up Agreement dated October 26, 2016 between Yuma Energy, Inc. and Sam L. Banks.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAM L. BANKS

Date: November 7, 2016	By:	/s/ Sam L. Banks